Exhibit 99.45

Sandspring drill results from Holes TPD94 -TPD104 includes deposit grade values 350m along strike on stepout from Toroparu gold-copper deposit

November 10, 2010 – SANDSPRING RESOURCES  LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce an update of new gold and copper assay results from drilling in the area of the Toroparu gold-copper deposit in the Republic of Guyana, South America.

Highlights Include:

•          Stepout Hole TPD-096 with 59.5m of 0.92/t gold at the top of the hole and 152m of 0.79g/t gold and .03% copper down hole and 350m along strike from the Toroparu gold-copper deposit

•          Infill Hole TPD-103 with 231m of 0.58g/t gold and .04% copper

On September 15, 2010, Sandspring announced an updated NI 43-101 compliant Indicated Mineral Resource of 2.64 million ounces gold, 261 million pounds copper contained in 99 million tonnes and an updated Inferred mineral resource of 3.42 million ounces gold, 216 million pounds copper contained in 140 million tonnes.

Abraham Drost, P.Geo., President of Sandspring states: “Stepout Hole TPD-096 has intersected 59.5m of 0.92g/t gold in a possible new horizon at the top of the hole along with a lower intercept of 152m of 0.79g/t gold and .03% copper.

These intercepts are located 350m along strike from the westernmost boundary of the current NI 43-101 Toroparu gold-copper deposit model implying potential for a 23% increase in the current strike length of approximately 1500m.

Stepout exploration drilling and Infill drilling to feasibility-level Measured and Indicated resource quality continues.”

Results from holes TPD094 – TPD104 comprise an additional 7,269m of drilling designed to optimize and expand grade and tonnage parameters of the known NI 43-101 compliant Toroparu gold-copper resource and to test continuity at various step-out locations along strike (Table 1). Assay results from a total of 48,928m of diamond drilling have now been disclosed to date on the Toroparu Property. Drill collar locations and hole traces relative to the current NI 43-101 compliant optimized open pit resource model surface contour may be viewed in Figure 1.

Table 1: Weighted Average Composite Grade Intervals, Holes TPD 94 to 104
Hole ID	From (m)	To (m)	Length (m)**	Gold (g/t)	Cu (%)	Comment

TPD‐094	349.50	447.00	97.50	0.57	0.02
incl.	405.00	406.00	1.00	8.99	nil	Infill
incl.	413.00	414.00	1.00	14.76*	0.02
	571.50	573.00	1.50	11.50	nil

TPD‐095	252.00	284.00	32.00	1.24	0.05	Infill
incl.	259.00	260.00	1.00	26.75*	0.03
	314.00	378.00	64.00	0.72	0.06
incl.	359.00	378.00	19.00	1.11	0.07
incl.	377.00	378.00	1.00	11.97	0.49
	465.00	501.50	36.50	1.07	0.02
incl.	500.00	501.50	1.50	10.17	0.09

TPD‐096	37.50	97.00	59.50	0.92	nil	Stepout
incl.	37.50	39.00	1.50	25.96*	0.01	(350m)
and	59.50	61.00	1.50	11.63	nil
	324.00	357.00	33.00	0.57	nil
	536.00	688.00	152.00	0.79	0.03
incl.	536.00	537.00	1.00	28.75*	0.07
incl.	660.00	665.00	5.00	4.52	0.07

TPD‐097	413.00	436.00	23.00	0.51	0.02	Stepout
	474.00	498.00	24.00	1.07	0.01	(150m)
	548.00	565.00	17.00	0.58	nil

TPD‐098	31.00	57.50	26.50	0.48	nil	Stepout
	288.50	372.50	84.00	0.50	nil	(300m)
incl.	357.50	359.00	1.50	29.90*	nil
	501.50	533.00	31.50	0.66	0.01
	562.00	627.50	65.50	1.30	0.01
incl.	578.00	581.00	3.00	5.10	0.04
and	615.50	617.00	1.50	11.71	nil

TPD‐099	174.00	214.50	40.50	0.41	0.06	Infill
	339.00	371.00	32.00	0.56	0.05

	439.50	462.00	22.50	0.55	0.05
	504.00	586.50	82.50	0.56	0.04
incl.	558.00	585.00	27.00	0.82	0.03

TPD‐100	240.50	251.00	10.50	1.13	0.01	Infill
	341.00	356.00	15.00	0.57	0.05
	416.00	474.50	58.50	0.85	0.08
incl.	444.50	468.50	24.00	1.44	0.03
incl.	452.00	453.50	1.50	122.25*	0.10
	633.50	663.50	30.00	0.99	0.03
incl.	662.00	663.50	1.50	15.33*	0.01

TPD‐101	174.50	176.00	1.50	9.21	0.02	Infill
	359.00	420.00	61.00	0.57	0.05
incl.	359.00	360.00	1.00	8.13	0.02
and	419.00	420.00	1.00	5.16	0.03
	441.50	488.00	46.50	0.85	0.04

TPD‐102	160.50	178.50	18.00	0.44	0.05	Infill
	247.50	316.50	69.00	0.85	0.08
	549.00	588.00	39.00	1.08	0.07
incl.	562.50	564.00	1.50	15.55*	0.10

TPD‐103	47.00	59.00	12.00	0.37	0.05	Infill
	194.00	425.00	231.00	0.58	0.04
incl.	271.00	272.00	1.00	10.28	0.01
and	285.00	289.00	4.00	6.20	0.08
and	403.00	416.00	13.00	1.96	0.09
incl.	403.00	404.00	1.00	21.74*	0.04

TPD‐104	354.00	401.00	47.00	0.68	0.04	Infill
incl.	361.00	363.00	2.00	8.62	0.02
	456.50	569.00	112.50	0.59	0.06
incl.	456.50	458.00	1.50	12.54*	0.06

*High gold assay intervals are top-cut to 12.0g/t consistent with NI-43-101 resource model
** True widths are estimated at approximately 70% of core length widths;

Figure 1: Drill collar locations for drill holes TPD-94 to TPD-104 relative to NI 43-101
Mineral Resource Contour

Analytical testing and reporting of quantitative assays was performed independently by Acme Analytical Laboratories Ltd. (“AcmeLabs”). AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr. Brian Ray, P.Geo., Exploration Manager for Sandspring and the Company’s Qualified Person on the Toroparu site under NI 43-101, has reviewed and approved the technical content of this press release.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President/Director
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J-1H2 Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

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